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[SUNAMERICA LOGO]


VIA U.S. MAIL, ELECTRONIC MAIL & EDGAR

April 20, 2011

Mr. Jeffrey Foor
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Annuity Account Seven ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Initial Registration Statement on Form N-4
         File Nos. 333-172054 and 811-09003

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Initial Registration Statement on Form N-4
         File Nos. 333-172053 and 811-08810

Dear Mr. Foor:

         Dear Mr. Foor:

         Thank you for your providing follow-up comments to our response letter dated April 7, 2011 regarding the Initial Registration Statements referenced above. We have considered your comments and provided our responses below.

     1.       FREE LOOK, PAGE 11

              Comment -- Please further explain the circumstances in which the company will use its discretion to allocate 10% of the Purchase Payment to the Secure Value Account.

              Response -- This disclosure was meant to be applicable only to clients who have elected the living benefit feature with investment restrictions requiring 10% of purchase payments be invested in the Secure Value Account. However, we will delete the disclosure in its entirety and rely on the disclosure that precedes it, stating that we reserve the right to invest 100% of Purchase Payments in the Cash Management portfolio during the free look period.

     2.       SUNAMERICA INCOME PLUS, PAGE 24 AND PAGE 27

              Comment -- Please further explain disclosure on these pages that the Income Base COULD BE increased to equal at least 200%.

              Response -- We will revise the disclosure from "could be" to "will be" in all references to the Minimum Income Base.
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Mr. Jeffrey Foor
April 20, 2011
Page 2 of 2



     3.       DEATH BENEFITS, PAGE 33

              Comment -- Please disclose if a lump sum death benefit is paid by check to the beneficiary or if it is held in a retained asset account (the general account) by the insurer. If a lump sum benefit is payable by method other than by check, or the continuation methods already described, additional disclosure will be necessary.

              Response -- We will add the following disclosure: "If the beneficiary does not elect a settlement option, we will pay the lump sum death benefit by check to the beneficiary's address of record."

         We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on April 27, 2011 along with an acceleration request asking for effectiveness on May 2, 2011. We confirm that the material information, such as fees and feature parameters, reviewed by Staff in the Initial Registration Statement will be contained without change in the pre-effective amendment we intend to file on April 27, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004.

         If you have any questions, please contact me at 310-772-6545.


Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel

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[SUNAMERICA LOGO]


VIA U.S. MAIL, ELECTRONIC MAIL & EDGAR

April 7, 2011

Mr. Jeffrey Foor
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Annuity Account Seven ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Initial Registration Statement on Form N-4
         File Nos. 333-172054 and 811-09003

         FS Variable Separate Account ("Registrant")
         First SunAmerica Life Insurance Company ("Depositor")
         Initial Registration Statement on Form N-4
         File Nos. 333-172053 and 811-08810

Dear Mr. Foor:

         Thank you for your letter dated April 5, 2011 regarding the Initial Registration Statements referenced above. We have considered your comments and provided our responses below.

     1.       HIGHLIGHTS, PAGE 4

              Comment -- In describing the Premium Based Charge under the caption Expenses, please reflect that this charge is deducted over seven years.

              Response -- The last sentence in the Expenses section of Highlights will be revised as follows to include the underlined disclosure: "The Premium Based Charge equals a percentage of each Premium, deducted over 7 years and varies with your investment amount."

     2.       FEE TABLE, PAGE 5

              Comment (a) -- Please note that the staff will not accelerate the filing until all missing expense numbers, and other figures, have been filed on EDGAR in a pre-effective amendment to the registration statement.

              Response -- Registrant commits to filing a pre-effective amendment to the registration statement to include all missing figures, including expense numbers, on EDGAR.

              Comment (b) -- Please revise footnote 2 to clarify that the premium based charge is spread over seven years.

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Mr. Jeffrey Foor
April 7, 2011
Page 2 of 5



              Response -- Footnote 2 will be revised to state that the Premium Based Charge will be deducted over a seven year period, instead of "for a period of 7 years."

              Comment (c) -- Please update the underlying fund expenses table in pre-effective amendment.

              Response -- Registrant commits to update the underlying fund expenses by filing a pre-effective amendment to the registration statement.

     3.       EXPENSE EXAMPLES, PAGE 7

              Comment (a) -- Please clarify that the examples reflect the imposition of the 6.00% Withdrawal Charge.

              Response -- The disclosure in the parenthesis preceding the maximum expense examples as well as note 2 will be revised to clarify that the examples reflect the imposition of the 6.00% Withdrawal Charge.

              Comment (b) -- Please clarify if the disclosure in note 3 means that the "annual maximum fee rate" for the living benefit that is reflected in the examples is 2.70% for each year after the initial year. Given the quarterly limits on increases to the fee, please explain to the staff if the 2.70% is the actual maximum fee rate in the second year.

              Response -- Note 3 will be revised to indicate that the guaranteed fee rate of 1.35% is used in the first year and that the annual maximum annual fee rate of 2.70% has been reached after the first year.

     4.       PURCHASING A POLARIS VARIABLE [TBD] ANNUITY, PAGE 8

              Comment -- Please revise the table reflecting $500 Minimum Subsequent Purchase Payments in light of disclosure that payments of as low as $100 are accepted under an automatic payment plan.

              Response -- The table will have an additional column added for "Minimum Automatic Purchase Payments" of $100.

     5.       FREE LOOK, PAGE 10

              Comment (a) -- Please revise the disclosure regarding the Secure Value Account as this capitalized term is not included in the glossary and is not defined at this point in the prospectus.

              Response -- A definition for Secure Value Account will be added to the glossary, as follows: "Secure Value Account -- A Fixed Account, available only with election of the living benefit, in which we allocate 10% of every Purchase Payment and Continuation Contribution".

              Comment (b) -- Please explain the circumstances in which the company will use its discretion to allocate 90% of the Purchase Payment to the Cash Management Account. If this allocation applies only in certain states, please state this clearly rather than saying the company reserves the right to allocate purchase payments in this manner during the free look period.

Mr. Jeffrey Foor
April 7, 2011
Page 3 of 5



              Response -- The disclosure will be revised to clarify the circumstances under which the company reserves this right by adding the following underlined disclosure: "If you elect the living benefit, and your contract was issued as an IRA or in certain states that require us to return your Purchase Payments upon a free look, we will allocate 10% of your Purchase Payment to the Secure Value Account and we reserve the right to invest the remaining 90% of your Purchase Payment in the Cash Management Variable Portfolio during the free look period."

     6.       FIXED ACCOUNTS, PAGE 14

              Comment -- Please explain that allocations to the Fixed Accounts, including the Secure Value Account, are general account obligations.

              Response -- The following sentence will be added to the Fixed Accounts section: "Allocations to the Fixed Accounts, including the Secure Value Account, are obligations of the General Account. Please see GENERAL ACCOUNT below."

     7.       LIVING BENEFIT DEFINED TERMS, PAGE 24

              Comment -- Please revise the definition of Minimum Income Base to clarify that this is equal to 200% of the first benefit year's eligible purchase payments.

              Response -- The definition will be revised to clarify that the Minimum Income Base is equal to 200% of the first Benefit Year's Eligible Purchase Payments.

     8.       SUNAMERICA INCOME PLUS, PAGE 24

              Comment -- Please explain disclosure in the second paragraph that the Income Base "could be increased to equal at least 200%" in light of page 22 disclosure that the Minimum Income Base is equal to 200% of the first benefit year's eligible purchase payments. In particular, explain if the Company maintains discretion to not increase the Income Base or to increase the base above 200%.

              Response -- The Company does not maintain discretion not to increase the Income Base or to increase the base above 200%. The disclosure "could be increased to equal at least 200%" is meant to account for the possibility that Income Base can be greater than 200% of first year's eligible premiums if the contract locked in an Anniversary Value that was equal to greater than 200% of first year's eligible purchase payments. In other words, on the 12th Benefit Year Anniversary, a contract could already have an Income Base that is greater than 200% of first year's eligible purchase payments.

     9.       DEATH BENEFITS, PAGE 33

              Comment -- Please disclose if a lump sum death benefit is paid by check to the beneficiary or if it is held in a retained asset account (the general account) by the insurer. If a lump sum benefit is payable by method other than by check, or the continuation methods already described, additional disclosure will be necessary.

Mr. Jeffrey Foor
April 7, 2011
Page 4 of 5



              Response -- If a beneficiary does not elect a settlement option, our only method of payment of the lump sum death benefit is by check to the beneficiary's address of record.

     10.      PREMIUM BASED CHARGE, PAGE 36

              Comment (a) -- Please disclose whether any premium based charge remaining for a particular premium payment is assessed upon surrender. In addition, please confirm that the combination of the Premium Based Charge and the Withdrawal Charge satisfy the requirements of Rule 6c-8 under the Investment Company Act.

              Response -- The Premium Based Charge remaining for a particular purchase payment will not be assessed upon surrender. Registrant confirms that the combination of the Premium Based Charge and the Withdrawal Charge satisfy the requirements of Rule 6c-8 of the Investment Company Act.

              Comment (b) -- Please revise the caption in the table indicating that the Premium Based Charge is allocated over a nine year period instead of a seven year period.

              Response -- We will correct this scrivener's error.

     11.      THE GENERAL ACCOUNT, PAGE 48

              Comment -- Please revise the disclosure to specifically refer to the Secured Value Account as a general account obligation.

              Response -- Since we are adding the definition of the Secure Value Account as a Fixed Account to the glossary, we believe the disclosure as written includes the Secure Value Account as a general account obligation.

     12.      SUPPORT AGREEMENT BETWEEN THE COMPANY AND AIG, PAGE 48

              Comment -- Please confirm to the staff that the support agreement is in place with AIG.

              Response -- AIG is terminating the support agreement with Depositor effective April 24, 2011. The support agreement has been replaced by an Unconditional Capital Maintenance Agreement ("CMA") between AIG and Depositor. We will include the termination notice as well as the CMA as exhibits to the registration statement upon filing the pre-effective amendment. In addition, the following disclosure will be added to the SAI:

              "AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

              On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). The CMA replaces the Support Agreement which was terminated by American International Group, Inc. in accordance with its terms on April 24, 2011.

              The consolidated financial statements and financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this SAI by reference to the Annual Report on Form 10-K filed on February 24, 2011, of

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Mr. Jeffrey Foor
April 7, 2011
Page 5 of 5



              American International Group, Inc. for the year ended December 31, 2010, have been so incorporated in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting."


     We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on April 26, 2011 along with an acceleration request asking for effectiveness on May 2, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.



Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel